# SEC Schedule 13G/A (Amendment No. 14) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gilat Satellite Networks Ltd, CIK 0000897322
CUSIP: M51474118
Title of class of securities: Ordinary Shares, NIS 0.20 nominal value
Address of issuer's principal executive offices: Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva, Israel (L3), 4913020
Date of event which requires filing of this statement: 01/16/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-17-002511
Filed by CIK 0001679543

## Reporting persons
- Phoenix Financial Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,325,123.88; sole dispositive power 0; shared dispositive power 8,325,123.88; aggregate amount beneficially owned 8,325,123.88 (11.38% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 73,143,907 Ordinary Shares outstanding as of January 19, 2026 (as reported on Bloomberg LP).

## Item 1. Issuer
Name of issuer: Gilat Satellite Networks Ltd
Address of issuer's principal executive offices: Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva, Israel, 4913020

## Item 2. Person Filing
Name of person filing:
Phoenix Financial Ltd.

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Financial Ltd. (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.
Address of principal business office or, if none, residence: The address of the Phoenix Financial Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.
Citizenship: Phoenix Financial Ltd. - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of each reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Persons or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group. In addition, each of the Filing Persons and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Persons or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

As of January 16, 2026, the securities reported herein were held as follows:

1,807,989.22 ordinary shares (representing 2.47% of the total ordinary shares outstanding) beneficially owned by The Phoenix Investments House - trust funds.

533,490 ordinary shares (representing 0.73% of the total ordinary shares outstanding) beneficially owned by The Phoenix "nostro" accounts.

89,047 ordinary shares (representing 0.12% of the total ordinary shares outstanding) beneficially owned by Linked insurance policies of Phoenix.

5,874,255 ordinary shares (representing 8.03% of the total ordinary shares outstanding) beneficially owned by Partnership for Israeli shares (1).

20,342.66 ordinary shares (representing 0.03% of the total ordinary shares outstanding) beneficially owned by Partnership for investing in shares indexes (1).

(1) All ownership rights in this partnership belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.
Percent of class: See row 11 of cover page of each reporting person
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Notice of resolution of the Board of Directors of Phoenix Financial Ltd., dated as of December 12, 2019 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on March 13, 2022). - https://www.sec.gov/Archives/edgar/data/897322/000117891322001054/exhibit_1.htm

## Signatures
- Phoenix Financial Ltd.: Eli Schwartz, CFO (01/27/2026)
- Phoenix Financial Ltd.: Haggai Schreiber, CIO (01/27/2026)
Comment: Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 1 to this Schedule 13G.